UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 15, 2012
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release      ANGLOGOLD ASHANTI PROFIT INCREASES TO RECORD $1.3BN;
                                          DOUBLES DIVIDEND

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
15 February 2012
AngloGold Ashanti Profit Increases to Record $1.3bn; Doubles Dividend
·  Record full-year adjusted headline earnings* of $1.3bn, 336 US cents a share
·  Record annual operating cash flow of $2.66bn
·  Net Debt more than halved in 2011 to $610m, despite increased capital expenditure
·  Dividend of 200 SA cents a share for fourth quarter; full-year dividend 380 SA cents
·  Strong growth in reserves and resources; reserves now 75.6Moz, resources 230.9Moz
·  Mponeng, Moab Khotsong life extension projects approved
(ANGLOGOLD ASHANTI) – AngloGold Ashanti posted record full-year adjusted headline earnings*
of $1.3bn and boosted its dividend to further improve cash returns to shareholders.
AngloGold Ashanti’s Board declared a fourth-quarter dividend of 200 South African cents a share, more than double the third-quarter payout of 90 South African cents. The full-year dividend of
380 South African cents compares with the 2010 full-year dividend of 145 South African cents.
“With record earnings of $1.3bn and stronger cash flow than we’ve ever seen, we’ve laid an exceptionally strong foundation on which to grow the business,” Chief Executive Officer Mark
Cutifani said. “Our focus is on pushing our projects through the pipeline and ensuring continued
strong returns for shareholders.”
AngloGold Ashanti eliminated the industry’s last remaining major hedge book in late 2010, improving cash flows and profits by increasing exposure to the rising gold price. Bullion remains well underpinned by strong demand from emerging markets like China and India, Central Banks diversifying reserves and investors seeking a haven from global economic turmoil. Amid rising prices, the company is implementing a new operating model to improve productivity across 20 mines and a portfolio of growth projects.
Adjusted headline earnings in the 12 months to 31 December 2011 rose 65% to $1.3bn, or 336 US cents a share, compared with $787m, or 212 US cents the previous year. The Continental Africa region delivered strong performances from Geita in Tanzania which produced 494,000oz at $536/oz and from Obuasi, which managed a 4% increase in production and a cash contribution to the group.
An operating taskforce began implementing a strategy to improve Obuasi’s operating performance during 2011.
Full year production of 4.33Moz at a total cash cost of $728/oz was in line with revised guidance issued by the company in November.
Phase 2 of the Moab Khotsong Zaaiplaats project, with a capital cost over roughly five years of
$395m (real) was approved by the board, as was the Below 120 CLR project at Mponeng, at a capital cost of $416m (real), also to be spent over about five years. These projects extend the life of our two cornerstone mines in South Africa.
Cash flow generated from AngloGold Ashanti’s operating activities during the year rose by almost
60% to $2.66bn, another record. Net debt
1
more than halved to $610m, underscoring the
improvement in AngloGold Ashanti’s cash generation, even after funding capital expenditure of
$1.53bn during the year.

Tragically, three employee fatalities were recorded at the Kopanang mine during the quarter, as well as two contractors at Obuasi, in Ghana and another at Gramalote, in Colombia. AngloGold Ashanti is implementing additional safety protocols as well as the next phase of its Project ONE operating model to further mitigate safety risks. Project ONE introduces, among other things, increased discipline on planning and scheduling, which in turn improves efficiency and safety in the workplace.
Fourth Quarter
Fourth quarter production of 1.114Moz at $762/oz was also in line with guidance, despite the negative impact of a series of Section 54 safety stoppages ordered by the state mine inspector in
South Africa. These interruptions remain a significant risk to forecasting production.
Adjusted headline earnings* for the three month period to 31 December 2011 was $295m, or 76 US cents a share, following a $105m non-cash rehabilitation provision taken over the period. That compares with adjusted headline earnings of $294m a year earlier and $457m the previous quarter, when the company benefitted from a $70m tax credit.
2012 Outlook
Full year
2
2012 production is estimated to be 4.3Moz-4.4Moz at a total cash cost of $780/oz-
$805/oz. Capital expenditure for 2012 is forecast at $1.1bn on growth projects and $1.1bn-$1.2bn on projects to sustain the business, which includes implementation of an enterprise resource planning system across the group. Exploration and feasibility studies will cost about $380m.
For the first quarter
3
, typically affected by the slow restart of the South African operations following the Christmas break, production is expected to be around 1.03Moz at a total cash cost of $820/oz to
$835/oz.
*   Excludes cost of accelerated hedge buy-back
1
Excludes mandatory convertible bonds.
2
  Assuming an exchange rate of R7.40/$ and an oil price of $110/barrel for the year.
3
  Assuming an exchange rate of R7.40/$ and an oil price of $110/barrel.
About AngloGold Ashanti
AngloGold Ashanti is a global gold mining company and the world’s third largest gold producer.
Headquartered in Johannesburg, South Africa, AngloGold Ashanti has 20 operations on four continents and several exploration programmes in both the established and new gold producing regions of the world. AngloGold Ashanti produced 4.33Moz of gold in 2011, generating $6.6bn in gold income. Capital expenditure in 2011 amounted to $1,53m. As at 31 December 2011, AngloGold
Ashanti’s Ore Reserve totalled 75.6Moz.
The primary listing of the company’s ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, and Ghana, as well as being quoted in New York in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary
Interests (CDIs) and in Ghana, in the form of Ghanaian Depositary Shares (GhDSs).
ENDS
__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Alan Fine (Media)
+27 (0) 11 637- 6383
/
+27 (0) 83 250 0757
afine@anglogoldashanti.com
Mike Bedford (Investors)
+27 (0) 11 637 6273
/
+27 (0) 82 3748820
mbedford@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303
/
+1 646 338 4337
sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company’s 2010 annual report on Form 20-F, which was filed with the Securities and Exchange Commission in the
United States on May 31, 2011. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 15, 2012
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary